

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 27, 2011

Via E-mail
G. Price Cooper, IV
Chief Financial Officer
Texas Roadhouse, Inc.
6040 Dutchmans Lane, Suite 200
Louisville, KY 40205

> **Re:** **Texas Roadhouse, Inc.**
> **Form 10-K for Fiscal Year Ended December 28, 2010**
> **Filed February 25, 2011**
> **File No. 000-50972**

Dear Mr. Cooper:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 28, 2010

Financial Statements

Consolidated Statements of Cash Flows, page F-6

1. Please tell us why cash payments of approximately $2.8 million and $1.5 million were made in connection with settlements of restricted stock units during fiscal years 2010 and 2009, respectively. In this regard, describe for us any terms related to these equity awards that require settlement in cash rather than shares, if applicable.

Notes to Consolidated Financial Statements

Note 16 – Derivative and Hedging Activities, page F-28

2. Based upon your footnote disclosure, it appears that you have designated the interest rate swaps entered into on October 22, 2008 and January 7, 2009 as cash flow hedges. As such, you have reported changes in the fair values of these swaps as a component of accumulated other comprehensive income. However, based upon your disclosure in Note 4 to the fiscal year 2010 financial statements, it appears that the expiration dates of your interest rate swaps extend several years beyond the original maturity date of the revolving credit facility to which the swaps relate. Given the significant difference between the expiration date of each of your interest rate swaps and the maturity date of the revolving credit facility to which they relate, please tell us how you have determined that the interest rate swaps qualify for designation as cash flow hedges, as well as how you have determined that the hedges are effective. Furthermore, please tell us how your decision to reclassify any gain or loss from accumulated other comprehensive income, net of tax, on your consolidated balance sheet to interest expense on your consolidated statement of income when the interest rate swaps expire or at the time you choose to terminate the swaps complies with the guidance outlined in FASB ASC 815-20-35-1c and ASC 815-30-35-38. That is, explain to us why gains and losses reported in accumulated other comprehensive income are not being reclassified into earnings in the same period or periods during which the hedged transaction affects earnings, in accordance with the accounting policy that you have disclosed on pages F-13 an F-14 of your fiscal year 2010 Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Sears at 202-551-3302 or me at 202-551-3380 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief